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                                                            EXHIBIT 99(a)(1)(v)

                         IMMEDIATE ATTENTION REQUIRED

December 15, 2000

Re: The Grubb & Ellis 401(k) Plan

Dear 401(k) Plan Participant:

   Our records reflect that, as a participant in the Grubb & Ellis 401(k) Plan (the "401(k) Plan"), a portion of your individual account is invested in Grubb & Ellis common stock. Grubb & Ellis Company has initiated an offer to purchase up to 7,000,000 shares of its common stock for a purchase price of $7.00 per share.

   Enclosed are tender offer materials and a Trustee Direction Form that require your immediate attention. These materials describe an offer to purchase up to 7,000,000 shares of Grubb & Ellis' common stock at a price of $7.00 per share. As described below, you have the right to instruct Fidelity Management Trust Company ("Fidelity"), as trustee of the 401(k) Plan, concerning whether to tender shares of Grubb & Ellis common stock credited to your individual account under the 401(k) Plan.

   To understand the Offer fully and for a more complete description of the terms and conditions of the Offer, you should carefully read the entire Offer to Purchase. The Offer is subject to certain conditions, including the Company obtaining sufficient financing to purchase Shares pursuant to the Offer and to pay related fees and expenses, as described in Section 3 of the Offer to Purchase.

   You will need to complete the enclosed Trustee Direction Form and return it to Fidelity Institutional Retirement Services Company in the enclosed return envelope so that it is RECEIVED by 5:00 p.m., New York City time, on January 11, 2001, unless the offer is extended, in which case, if administratively feasible, the deadline for receipt of your Trustee Direction Form will be 5:00 p.m., New York City time, on the third business day prior to the expiration of the tender offer, as extended. Please complete and return the enclosed Trustee Direction Form even if you decide not to participate in the tender offer described below. NO FACSIMILE TRANSMITTALS OF THE DIRECTION FORM WILL BE ACCEPTED.

   The remainder of this letter summarizes the transaction, your rights under the 401(k) Plan and the procedures for completing the Trustee Direction Form. You should also review the more detailed explanation provided in the Offer to Purchase, which is enclosed with this letter.

BACKGROUND

   The Company has made a tender offer to purchase up to 7,000,000 shares of its common stock, $0.01 par value (the "Shares"), at a price of $7.00 per Share (the "Offer"). The enclosed Offer to Purchase dated December 15, 2000 (the "Offer to Purchase") sets forth the objectives, terms and conditions of the Offer and are being provided to all of the Company's stockholders.

   The Company's Offer to Purchase extends to the Shares held by the 401(k) Plan. As of November 30, 2000, the 401(k) Plan held approximately 66,535 Shares. Only Fidelity, as trustee of the 401(k) Plan, can tender these Shares in the Offer. Nonetheless, as a participant under the 401(k) Plan, you have the right to direct Fidelity whether or not to tender some or all of the Shares credited to your individual account in the 401(k) Plan. Unless otherwise required by applicable law, Fidelity will tender Shares credited to participant accounts in accordance with participant instructions and Fidelity will not tender Shares credited to participant accounts for which it does not receive timely instructions. If you do not complete the enclosed Trustee Direction Form and return it to Fidelity on a timely basis, you will be deemed to have elected not to participate in the Offer and no Shares credited to your 401(k) Plan account will be tendered in the Offer.

   The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the trust agreement between the Company and Fidelity, prohibits the sale of Shares to the Company for less than "adequate consideration", which Fidelity will determine based on the prevailing or closing market price of the Shares on

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or about the date the Shares are tendered by Fidelity pursuant to the Offer
(the "prevailing or closing market price"). Accordingly, if the prevailing market price of the Shares on such date is more than the $7.00 per Share tender offer price, Fidelity will be prohibited by ERISA from tendering Shares in accordance with participant directions.

   While participants will not recognize any immediate tax gain or loss as a result of this Offer, the tax treatment of future withdrawals or distributions from the 401(k) Plan may be adversely impacted by a tender and sale of Shares within the 401(k) Plan. Specifically, under current federal income tax rules, if you receive a distribution of Shares from the 401(k) Plan that have increased in value while they were held by the 401(k) Plan, under certain circumstances you may have the option of not paying tax on this increase in value, which is called "net unrealized appreciation," until you sell the Shares. When the Shares are sold, any gain up to the amount of the untaxed net unrealized appreciation is taxed as long-term capital gain. If Shares credited to your individual account are purchased by the Company in the Offer, you will no longer be able to take advantage of this tax benefit.

   Fidelity makes no recommendation as to whether to direct the tender of Shares or whether to refrain from directing the tender of Shares. EACH PARTICIPANT MUST MAKE HIS OR HER OWN DECISION ON THESE MATTERS.

CONFIDENTIALITY

   To assure the confidentiality of your decision, Fidelity and its affiliates or agents will tabulate the Direction Forms. Neither Fidelity nor its affiliates or agents will make the results of your individual direction available to the Company.

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PROCEDURE FOR DIRECTING TRUSTEE

   Enclosed is a Trustee Direction Form which should be completed and returned to Fidelity. Please note that the Trustee Direction Form indicates next to your address how many Shares you have in your individual account as of November 30, 2000. However, for purposes of the final tabulation, Fidelity will apply your instructions to the number of Shares credited to your account as of December 15, 2000 or as of a later date if the Offer is extended.

   If you do not properly complete the Trustee Direction Form or do not return it by the deadline specified, subject to any extensions of the Offer, Shares credited to your account will be considered NOT TENDERED.

   To properly complete your Trustee Direction Form, you must do the following:

  (1) On the face of the Direction Form, check Box 1, 2 or 3. CHECK ONLY ONE
      BOX:

    . CHECK BOX 1 if you want ALL of the Shares credited to your individual account tendered for sale in accordance with the terms of the Offer.

    . CHECK BOX 2 if you want to tender a portion of the Shares credited to your individual account. Specify the percentage (in whole numbers) of Shares credited to your individual account that you want to tender for sale in accordance with the terms of this Offer. If this amount is less than 100%, you will be deemed to have instructed Fidelity NOT to tender the balance of the Shares credited to your individual account under the 401(k) Plan.

    . CHECK BOX 3 if you do not want the Shares credited to your individual account tendered for sale in accordance with the terms of the Offer and simply want the 401(k) Plan to continue holding such Shares.

  (2) Date and sign the Trustee Direction Form in the space provided.

  (3) Return the Trustee Direction Form in the enclosed return envelope so that it is received by Fidelity at the address on the return envelope (P.O. Box 9142, Hingham, MA 02043) not later than 5:00 p.m., New York City time, on January 11, 2001, unless the Offer is extended, in which case the deadline for receipt of your Trustee Direction Form will be 12:00 Midnight, Eastern time, on the third business day prior to the expiration of the Offer, as extended, if administratively feasible. If you wish to return the form by overnight mail, please send it to Fidelity's tabulation agent, at Proxy Tabulator, at 61 Accord Park Drive, Norwell, MA 02061.

   Your direction will be deemed irrevocable unless withdrawn by 5:00 p.m., New York City time, on January 11, 2001, unless the Offer is extended, in which case the deadline for receipt of your notice of withdrawal will be 5:00 p.m., New York City time, on the third business day prior to the expiration of the Offer, as extended. In order to make an effective withdrawal, you must submit a new Trustee Direction Form, which may be obtained by calling Fidelity at 1-800-835-5091. Your new Trustee Direction Form should include your name, address and Social Security number. Upon receipt of a new, completed, signed and dated Trustee Direction Form, your previous direction will be deemed cancelled.

   After the deadline above for returning the Trustee Direction Form to Fidelity, Fidelity and its affiliates or agents will complete the tabulation of all directions and Fidelity, as trustee, will tender the appropriate number of Shares to the Company. Unless the Offer is terminated or amended in accordance with its terms, the Company will then buy all such Shares, up to 7,000,000 that were tendered. Since certain of the Company's stockholders have indicated that they intend to tender an aggregate of more than 7,000,000 Shares, it is expected that tendered Shares will be purchased on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional shares, except for "odd lots" (share accounts with fewer than 100 shares) which will be purchased on a priority basis as described in Section 1 of the Offer to Purchase. The number of Shares that Fidelity tenders pursuant to your direction that are not accepted for purchase by the Company due to proration will remain in your account under the 401(k) Plan.

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   The preferential treatment of holders of fewer than 100 Shares, whereby the
Company will buy all Shares tendered by such holders as a priority without proration, as described in Section 1 of the Offer to Purchase will not be afforded to 401(k) Plan participants. Additionally, the conditional tender of Shares, as described in Section 6 of the Offer to Purchase will likewise not be afforded to participants in the 401(k) Plan.

EFFECT OF TENDER ON YOUR ACCOUNT

   Currently, distributions are the only transactions available for the Grubb & Ellis common stock in the 401(k) Plan. As of 4:00 p.m., Eastern Time, on Friday, December 15, 2000, all requests for distributions from Grubb & Ellis common stock in participants' 401(k) Plan accounts will be prohibited until tender offer processing has been completed. Fidelity will complete processing as soon as administratively possible. Fidelity anticipates that the processing will be completed five to seven business days after receipt of proceeds from the Company.

   For any Shares in the 401(k) Plan that are tendered and purchased by the Company, the Company will pay cash to the 401(k) Plan. INDIVIDUAL PARTICIPANTS IN THE 401(K) PLAN WILL NOT, HOWEVER, RECEIVE ANY CASH TENDER PROCEEDS DIRECTLY. ALL SUCH PROCEEDS WILL REMAIN IN THE 401(K) PLAN AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE 401(K) PLAN.

   Fidelity will invest proceeds received with respect to Shares credited to your account in the Fidelity Retirement Money Market Portfolio as soon as administratively possible after receipt of proceeds. You may call Fidelity at 1-800-835-5091 after the reinvestment is complete to learn the effect of the tender on your account or to have the proceeds from the sale of Shares which were invested in the Fidelity Retirement Money Market Portfolio invested in other investment options offered under the 401(k) Plan.

SHARES OUTSIDE THE 401(K) PLAN

   If you hold Shares directly or through the Company Employee Stock Purchase Plan or hold vested stock options, you will receive, under separate cover, tender offer materials which can be used to tender such Shares. Those tender offer materials may not be used to direct Fidelity to tender or not tender the Shares credited to your individual account under the 401(k) Plan. The direction to tender or not tender Shares credited to your individual account under the 401(k) Plan may only be made in accordance with the procedures in this letter on the Trustee Direction Form. Similarly, the enclosed Trustee Direction Form may not be used to tender non-401(k) Plan Shares.

FURTHER INFORMATION

   If you require additional information concerning the procedure to tender Shares credited to your individual account under the 401(k) Plan, please contact Fidelity at 1-800-835-5091. If you require additional information concerning the terms and conditions of the Offer, please call Morrow & Co., Inc., the Information Agent, at 1-800-607-0088.

                                          Sincerely,

                                          Fidelity Management Trust Company

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